# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Housto, Texas (TX), 77059
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001963507

## Reporting persons
- Stephen Altemus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,840,952; shared voting power 0; sole dispositive power 12,840,952; shared dispositive power 0; aggregate amount beneficially owned 12,840,952 (9.8% of the class)

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, TX 77059

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Stephen Altemus (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Intuitive Machines, LLC, 13467 Columbia Shuttle Street, Houston, TX 77059.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of February 9, 2026, based upon 131,696,997 shares of Class A Common Stock outstanding as of the date of this filing, which includes: (i) 119,319,784 shares of Class A Common Stock outstanding as of November 10, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025, (ii) 12,342,213 shares of Class A Common Stock issuable upon the conversion of common units of Intuitive Machines, LLC ("Common Units") beneficially owned by the Reporting Person, and (iii) 35,000 shares of Class A Common Stock underlying restricted stock units, which are expected to vest within the next 60 days. The ownership information assumes the redemption of the Common Units held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis.

The Reporting Person is the beneficial owner of (i) 463,739 shares of Class A Common Stock, (ii) 12,342,213 shares of Class A Common Stock underlying Common Units held of record by the Reporting Person, and (iii) 35,000 shares of Class A Common Stock underlying restricted stock units, which are expected to vest within the next 60 days.
Percent of class: 9.8%
Sole power to vote or to direct the vote: 12,840,952
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,840,952
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stephen Altemus: /s/ Stephen Altemus, Stephen Altemus (02/17/2026)